Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:

333 Bloor Street East

Toronto, Ontario

M4W 1G9

Item 2	Date of Material Change

February 12, 2014

Item 3	News Release

A news release was issued through CNW Group on February 12, 2014.

Item 4	Summary of Material Change

RCI intends to file with the Toronto Stock Exchange a notice of intention to renew its prior normal course issuer bid for its Class B Non-Voting shares for a further one-year period.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

February 12, 2014

Schedule “A”

Rogers Communications Board Authorizes Repurchase of up to $500 million of Stock

Announces Intention to Renew Normal Course Issuer Bid to Purchase Class B Shares

TORONTO, Feb. 12 — Rogers Communications Inc. (“Rogers”) announced today that it intends to file with the Toronto Stock Exchange (“TSX”) a notice of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

As previously stated, the Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Rogers’ Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing their proportionate equity interest in Rogers.

Subject to acceptance by the TSX, the TSX notice will provide that Rogers may, during the twelve month period commencing February 25, 2014 and ending February 24, 2015, purchase on the TSX, the New York Stock Exchange and/or alternative trading systems the lesser of 35,780,234 Class B shares, representing approximately 10% of the public float of the Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers, considering market conditions, stock prices, its cash position, and other factors. As at February 10, 2014 there were approximately 402,281,178 Class B shares issued and outstanding and the public float consisted of approximately 357,802,347 Class B shares.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No NCIB is proposed to be made for Rogers’ Class A Voting shares.

Rogers acquired 546,674 Class B shares at an average price of approximately $40.80 per share under its previous NCIB which will expire on February 24, 2014.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services to consumers and businesses. Through Media, we are engaged in radio and television broadcasting, televised shopping, sports entertainment, and magazine and trade publications. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan R. Coombes, (416) 935-3550, dan.coombes@rci.rogers.com